

December 10, 2008

Via Facsimile (216) 566-5800 and U.S. Mail

Derek D. Bork, Esq.
Thompson Hine LLP
3900 Key Center 127 Public Square
Cleveland, Ohio 44114-1291

RE: Premier Exhibitions, Inc.
Soliciting Materials filed pursuant to Rule 14a-12
Filed November 6 and 21, 2008 by Sellers Capital Master Fund, Ltd. and Sellers
**   Capital LLC**
File No. 000-24452

Preliminary Proxy Statement
Filed December 5, 2008 by Sellers Capital Master Fund, Ltd. and Sellers Capital LLC
File No. 000-24452

Dear Mr. Bork:

We have reviewed the above-referenced filings and have the following comments.

Soliciting Materials filed November 6, 2008

1.   We note your supplemental responses to our prior letter filed on December 1, 2008.
Please file on Edgar all supplemental materials provided to the staff.

2.   Please tell us the source of each entry in the table used, in your supplemental response, to
support your previous statement that the company has a "consistent pattern of
overpromising and under-delivering to investors."

3.   With respect to your supplemental response numbered 2.G.(2), please tell us what
information your board representatives gathered that showed SG&A expenses to be
different than those reported by the company.

4.   We reissue the first bullet point of prior comment 3. You did not provide us with the
requested support, other than your statement that your board representatives obtained
information supporting your prior disclosure. What information did your representatives
obtain?

Soliciting Materials filed November 6, 2008

5.   You must avoid statements that directly or indirectly impugn the character, integrity, or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. We note your statement that the company's board and Mr. Geller have "continually stonewalled" your efforts to have the board take action to remedy the company's financial situation.

Preliminary Proxy Statement

6.   Refer to prior comment 2. For statements similar to those listed in the prior comment which appear in the preliminary proxy statement and for which your support is based on information gathered by your board representatives, please state so. We note, for example, references to delays in rolling out new exhibits, the reasons for the resignation of members of management, and Mr. Geller taking unapproved actions with respect to the Titanic litigation.

Reasons for the Solicitation, page 4

7.   We note your discussion of the reasons for your solicitation and the references to deficiencies in the governance of the company. In each instance in which you address governance deficiencies, please address how, if at all, your board representatives attempted to address those deficiencies in their capacities as board members.

8.   Explain to us why the third paragraph of page 3 you exclude your board representatives from references to the board and its actions. Did your representatives oppose each board action or failure to act described in your proxy statement? If so, please revise your disclosure specifically.

9.   Please revise your disclosure to provide a brief description of the Titanic litigation.

10.   Refer to paragraph 7 of this section. Clarify that the company disavowed Mr. Geller's earnings estimate four days after they were made on a conference call.

Our Plan, page 7

11.   Disclose the name of your nominee that would serve as the company's interim CEO.

Solicitation of Consents, page 18

12.   We note that you and The Altman Group may employ various methods to solicit proxies, including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements or press releases. Please tell us which Internet sites you plan to use and whether you

intend to conduct soliciting activities on any chat rooms. Also, be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

Information About the Participants, page 19

13.   Please revise your disclosure that Mr. Sellers, Mr. Hugh Sam and Mr. Weiser "may be deemed" to beneficially own shares held by Sellers Capital to state whether in fact the individuals are the beneficial owners of such shares. We refer you to the definition of beneficial ownership in Rule 13d-3. Please make a similar revision in footnote 2 on page D-2.

14.   On a similar note, please revise your disclosure that each of Sellers Capital LLC, Sellers Capital Master Fund, Ltd., and Mr. Sellers, Mr. Hugh Sam and Mr. Weiser "may currently be deemed" to be affiliates of the company to make a definitive statement in this respect. We note that board members are considered affiliates of the company on whose board they serve.

Closing Information

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions